Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Tel: (312) 407-0700
Fax: (312) 407-0411
http://www.skadden.com
September 20, 2006
VIA EDGAR AND HAND DELIVERY
Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
Station Place
100 F Street, NE
Washington, D.C. 20549-7010

Re:	US BioEnergy Corporation—
Registration Statement on Form S-1 (File No. 333-136279)
Dear Mr. Kelly:
We are writing on behalf of our client, US BioEnergy Corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 30, 2006 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1, filed with the Commission on August 3, 2006 (the “Registration Statement”). For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates. Enclosed is a copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed. Unless otherwise indicated, the page references in the responses to the Staff’s comments refer to Amendment No. 1.

Securities and Exchange Commission
September 20, 2006

General
1.	We note that non-Rule 430A information is omitted throughout the registration statement. To the extent practicable, complete the information before amending the registration statement.
Response: The Company has revised the Registration Statement to include as much of the omitted non-430A information as is currently available. The Company will revise the Registration Statement further in a subsequent pre-effective amendment to include additional information as it becomes available. The Company acknowledges that the Staff will require sufficient time to review the information once filed.
2.	Revise to update your financial statements for US BioEnergy Corporation for June 30, 2006 in accordance with Rule 3-12 of Regulation S-X and your unaudited pro forma financial statements in accordance with Article 11 of Regulation S-X.
Response: The Company has updated its financial statements and unaudited pro forma financial statements included in the Registration Statement in response to the Staff’s comment.
Prospectus’ Outside Front Cover Page
3.	We note that you omit an estimated price range for the offering. You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement’s effectiveness. Please also confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(b)(3) of Regulation S-K and the item’s instructions.
Response: The Company has not yet determined the estimated price range for this offering. The Company will revise the Registration Statement further in a subsequent pre-effective amendment to include the price range. The Company acknowledges that the Staff will require sufficient time to review the information once filed. In addition, the Company confirms that it will include an estimated price range in the form of preliminary prospectus to be distributed to prospective purchasers.

Securities and Exchange Commission
September 20, 2006

4.	Rule 501 of Regulation S-K does not require the words “Joint Book-Running Lead Managers” and “Co-Managers,” and the information is not key to an investment decision. Please remove this language from the front cover page. It may be appropriate to discuss the information in your plan of distribution. We will not object if you include this on the outside back cover page.
Response: The Company has revised the Registration Statement in response to the Staff’s comment by deleting the words “Joint Book-Running Lead Managers” and “Co-Managers” from the cover of the prospectus.
Table of Contents, page i
5.	Please move the paragraphs on page ii so that they follow the summary and risk factor sections. See Item 502 of Regulation S-K and section IV.B. of Release No. 33-7497.
Response: The Company has revised the Registration Statement in response to the Staff’s comment by moving the language under “Ethanol production capacities and ethanol units” to the italicized lead-in paragraphs on page 1 of the “Prospectus summary” because the Company believes that this information will be helpful to investors in understanding the “Prospectus summary.” The Company has revised the Registration Statement in response to the Staff’s comment by moving the “Industry and market data” paragraph to page 34.
6.	Please revise language in the third and fourth sentences of this section to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.
Response: The language (located on page 34) has been revised in response to the Staff’s comment.
Summary, page 1
7.	The sections of your summary entitled “Competitive Strengths,” “Business Strategy” and “Ethanol Industry” are too detailed and include entire paragraphs that are repeated verbatim elsewhere in the prospectus. Revise so that the summary highlights in a brief overview the key aspects or features of the company and its business. See Item 503(a) of Regulation S-K.
Response: The Company has revised the Registration Statement in response to the Staff’s comment.
8.	In view of your many recent acquisitions and the similarity of various company and subsidiary names, please consider including a diagram depicting your corporate structure, including subsidiaries and joint ventures, as well as current and, if applicable, former, company names, dates of

Securities and Exchange Commission
September 20, 2006

acquisition or formation and the nature of the business carried on by such companies or joint ventures (for example, services versus production). We note the table on page 4, which is helpful, but omits information about entities that you discuss later in the prospectus such as UBE Services, UBE Ingredients and UBE Fuels. We believe that providing this context will assist readers in understanding the information that is presented later in your Business and MD&A sections.
Response: The Company has included an organizational chart on page 85 of the “Business” section of the Registration Statement and a cross-reference to the organizational chart in the “Prospectus summary” on page 4 in response to the Staff’s comment.
Risk Factors, page 12
9.	Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example:
•	The first risk factor states that USBE needs additional financing to implement its expansion strategy. Quantify the known or anticipated amount of additional financing that USBE needs to implement its expansion strategy. We note the disclosure on page 105 that USBE expects to make significant future payments to Fagen, Inc. for construction services.

•	The second risk factor states that USBE may attempt to offset the effects of substantial fluctuations in various commodities by engaging in transactions involving exchange-traded futures contracts that involve substantial costs and risk. Please quantify USBE’s costs for these activities during the periods presented in the financial statements.

•	The subparagraph entitled “The price of distillers grains . . .” within the second risk factor states that decreases in the price of distillers grains will result in less revenue and lower profit margins for USBE. Quantify the amount of USBE’s revenues attributable to the sale of distillers grains during the periods presented in the financial statements.

•	The fifth risk factor states that competition in the ethanol industry is intense and that the top ten producers accounted for 46% of the ethanol production capacity in the United States. If known, indicate what USBE’s competitive position in ethanol production is currently. We note disclosure of USBE’s belief on page 1 that its expansion plans will make it one of the largest ethanol producers in the United States by the end of 2006.

•	The eleventh risk factor states that USBE has made and expects to make significant capital expenditures on an ongoing basis to comply with

Securities and Exchange Commission
September 20, 2006

increasingly stringent environmental laws, regulations, and permits. Quantify USBE’s capital expenditures relating to environmental laws, regulations, and permits during the periods presented in the financial statements. Also, the risk factor disclosure appears inconsistent with disclosure on page 87 that USBE does not expect to incur material capital expenditures for environmental controls in this or the succeeding fiscal year. Please reconcile the disclosures.

•	The twenty-fifth risk factor states that a substantial number of shares of USBE’s common stock will become eligible for sale in the public market 180 days after the date of this offering. Quantify the number of shares of USBE’s common stock that will become eligible for sale in the public market 180 days after the date of this offering.
Response: The Company has revised the Registration Statement in response to the Staff’s comment.
Our management and auditors have identified a material weakness . . . page 26
10.	With regards to the material weaknesses identified in your 2005 audit, please disclose in greater detail the nature of each material weakness and the specific steps that you have taken, if any, to remediate each material weakness. Confirm whether or not these material weaknesses are related to the restatement adjustments that were disclosed in Note 10 on page F-49.
Response: The disclosure on page 27 has been revised in response to the Staff’s comment. The Company confirms that the above-referenced material weakness is not related to the restatement adjustments that are disclosed in Note 10 on page F-53, since the financial statements which were restated were of the Company’s predecessor. This predecessor company was under unrelated management and ownership at the time.
Dilution, page 37
11.	In the comparative table at the bottom of page 37, you exclude shares of common stock issuable upon the exercise of outstanding options. To the extent that options are held by officers, directors, promoters and affiliated persons, they are shares that such persons have a right to acquire and should be included in the table. Please revise as necessary to include those shares.
Response: The disclosure on page 40 has been revised in response to the Staff’s comment to include all outstanding options.
Unaudited pro forma consolidated financial data, page 39
12.	We note that the final purchase price allocation has not been made for the Woodbury and Platte Valley acquisitions and that currently the excess

Securities and Exchange Commission
September 20, 2006

purchase price over the fair value of net assets acquired has been allocated to goodwill. Please expand your disclosure to provide a sensitivity analysis so that a reader can understand the impact on your pro forma results of operations if any of the purchase price is allocated to tangible or intangible assets and the effects of amortization periods assigned to these assets. We note that historical a significant amount of the purchase price has been allocated to customer contracts and lists.
Response: The updated financial statements in the Registration Statement now reflect the final purchase price allocation for the Platte Valley and Val-E acquisitions. Accordingly, the Company believes that no sensitivity analysis related to the purchase price is necessary in the pro forma financial data.
13.	Revise to include a schedule showing the allocation of the purchase price in the footnotes to your pro forma footnotes for both the Woodbury and Platte Valley acquisitions. Also ensure that your footnote which includes the purchase price allocations reconciles to the unaudited pro forma statements. For example, the purchase price allocation on pages F-25 and F-37 do not agree to the purchase price adjustments in adjustment (h) —(k) on page 41.
Response: Since all of the transactions for which pro forma financial data is required are reflected in the consolidated balance sheet as of June 30, 2006 (the transactions occurred in the second quarter), the pro forma balance sheet has been deleted in Amendment No. 1. Reconciling adjustments to purchase price allocations included in the initial filing were related to the March 31, 2006 presentation versus certain transactions occurring on April 30, 2006.
14.	Your disclosure on page F-72 indicates that incentive payments from USDA will cease to exist in June 2006. Please include a footnote discussing how you have considered this event in your pro forma financial information.
Response: The disclosure on pages 43-45 has been revised in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
15.	Please disclose the amount of quarterly incentive payments you received under the plan management agreements.
Response: The disclosure on page 63 has been revised in response to the Staff’s comment. As disclosed elsewhere in Amendment No. 1, the Company receives quarterly incentive payments if certain benchmarks are achieved in connection with its plant management agreements. Incentive revenue is recognized when no further performance contingencies exist. As of May 1, 2005, quarterly incentive payments received throughout the year are deferred until the end of the third-party plant’s fiscal year, at

Securities and Exchange Commission
September 20, 2006

which time the Company recognizes the revenue for the entire year. Accordingly, the Company has not recognized any incentive revenue under the plant management agreements for the six months ended June 30, 2006.
16.	Disclosure on page 52 states that USBE receives payments from a third party under a state of Nebraska program that allows producers of ethanol to produce motor vehicle fuel tax credits and sell them to an unrelated third party that holds a motor fuel license. If material, disclose the amount of payments that USBE received during the periods presented in the financial statements. We note the disclosure on page 72. Also, advise what consideration you have given to filing the agreement under which the payments are received as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.
Response: The disclosure in the “Pro Forma Results of Operations” subsection of “Management’s discussion and analysis of financial condition and results of operations” and “Management’s discussion and analysis of financial condition and results of operations of Platte Valley Fuel Ethanol, LLC” has been revised in response to the Staff’s comment. In accordance with Section 601(b)(10) of Regulation S-K, the Company does not intend to file this agreement as an exhibit. The agreement is a type of contract such as ordinarily accompanies the business of the Company as a producer of ethanol with operations in the State of Nebraska. The Company does not believe that its business is substantially dependent on this agreement.
Components of Revenues and Expense, page 51
17.	Disclosure in the paragraph entitled “Year ended December 31, 2005 . . Total Revenues” on page 55 says that all of your revenues were derived from your services business in 2005, and that they were attributable to product sales, on one hand, and services and commissions on the other. Disclosure on page 51 says that the services business generates revenues from commissions received to market ethanol and distillers grains for third-party plant customers, commodities buying and selling and facilities management and group-buying services. Please clarify your disclosure so that readers will understand where the various components of revenue in the services business appear in your results of operations discussion. For example, explain what you mean when you refer to “product sales”; are these sales a result of commodities buying and selling? Are both marketing and plant management revenues a part of ‘services and commissions’?
Response: The disclosure on page 54 has been revised in response to the Staff’s comment.

Securities and Exchange Commission
September 20, 2006

Historical Results of Operations, page 54
Three months ended March 31, 2006 compared to three months ended March 31, 2005
18.	We note you discuss in MD&A the reasons for increases or decreases in service and commission revenues for the year ended December 31, 2005, the period from October 28, 2004 to December 31, 2004 and for UBE’s year ended December 31, 2004, however your discussion does not address the product sales for the above periods and the reasons product sales, cost of product sales or product gross margins decreased. Revise MD&A to discuss the impact product sales had on operations for each of the years presented as you have done for services and commissions revenues. Please note that this comment also applies to your comparison of the years ended December 31, 2005 to the period from October 28, 2004 to December 31, 2004 and for UBE’s year ended December 31, 2004.
Response: The disclosure in the “Pro Forma Results of Operations” and “Historical Results of Operations” subsections of “Management’s discussion and analysis of financial condition and results of operations” has been revised in response to the Staff’s comment.
19.	Notwithstanding the above, we noted that your segment footnote discloses that management evaluates various income statement line items, including pretax income or loss by segment. Please revise to provide related MD&A segment discussion. Analysis of segment data where a segment contributes in a disproportionate way to income or loss should be presented pursuant to Codified FRR 501.06.a. Known trends, demands, commitments, events or uncertainties within a segment among the factors used by management to evaluate that segment should be discussed in MD&A. This comment is also applicable to your comparison of the years ended December 31, 2005 to the period from October 28, 2004 to December 31, 2004 and for UBE’s year ended December 31, 2004.
Response: The disclosure in the “Pro Forma Results of Operations” and “Historical Results of Operations” subsections of “Management’s discussion and analysis of financial condition and results of operations” has been revised in response to the Staff’s comment.

Securities and Exchange Commission
September 20, 2006

20.	Throughout your document you discuss how your gross margin is dependent on the spread between ethanol and corn prices. In this regard, any significant economic changes that materially affected results of operations should be disclosed. Please revise to disclose how this spread has impacted your result of operations for each period presented. Refer to Item 303(a)(3)(i) of Regulation S-K.
Response: The disclosure in the “Pro Forma Results of Operations” and “Historical Results of Operations” subsections of “Management’s discussion and analysis of financial condition and results of operations” has been revised in response to the Staff’s comment.
Liquidity and Capital Resources, page 56
21.	Disclosure on page 56 states USBE’s belief that its sources of liquidity will be sufficient to meet its operations’ cash requirements for at least the next 12 months. Please revise to discuss liquidity on both a long term and a short term basis. See instruction 5 to Item 303(a) of Regulation S-K. Please revise.
Response: The “Liquidity and Capital Resources” subsection of “Management’s discussion and analysis of financial condition and results of operations” on pages 64-68 has been substantially revised in response to the Staff’s comment.
22.	Your liquidity discussion largely reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases. Please revise your discussion to address the reasons for the changes in operating assets and liabilities. For example, we note that your change in receivables has had a material impact on your operating cash flows. Please disclose your DSO ratio for each period presented and explain any variances. Also, revise to provide expanded disclosure which will indicate the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.
Response: The disclosure on pages 64-65 has been revised in response to the Staff’s comment. Because the Company recognizes receivables, inventory and accounts payables on its commission-based sales in its services segment based upon the gross amount of the commodities sold, but only recognizes revenue on these sales based upon the net commission earned, the traditional DSO ratio is not reflective of the actual number of days that receivables are outstanding, and the Company does not believe it is a meaningful ratio. Therefore, the Company has not disclosed its DSO ratio for each period, but it has disclosed the factors which have had a significant impact on its operating cash flows.
23.	We note in your liquidity section expected cash outflows, including $246.1 million of construction and expansion costs for your ethanol plants and

Securities and Exchange Commission
September 20, 2006

$244.1 million of long-term debt, operating lease and purchase obligations. You disclose that you will cover your construction and expansion costs with existing sources of liquidity such as existing credit facilities, cash on hand and operating cash flows as well as proceeds from your offering. Please disclose in greater detail, the expected source of cash to fund these obligations as well as the timing of your cash inflows and outflows.
Response: The “Liquidity and Capital Resources” subsection of “Management’s discussion and analysis of financial condition and results of operations” on pages 64-68 has been substantially revised in response to the Staff’s comment.
Production capacity expansion; credit arrangements, pages 57 and 58
24.	Please elaborate on how you will fund the remaining amounts necessary to complete the Woodbury and Albert City facilities. Clarify whether you intend to use the amounts available under the construction loans and if so, how you will fund any amounts not covered by the construction loans. In this regard, we note that a maximum of $75 million is available under the Albert City construction loan, but that you expect to make additional capital expenditures of $83.9 million to complete the facility.
Response: The disclosure on page 66 has been revised in response to the Staff’s comment.
25.	Please elaborate on the distribution that the Woodbury and Albert City facilities will make for your excess equity funding. Disclose the amount of the excess equity funding you have provided for these facilities. In this regard, you have stated that you have used funds from private placements and, in the case of the Albert City facility, subordinated debt for amounts already spent. Also discuss whether borrowings under their respective credit facilities will be sufficient to cover the distributions. We note that the Woodbury revolving credit facility provides for only $3.5 million of loans and the Albert City revolving credit facility provides for only $6.5 million of loans.
Response: The disclosure on page 66 has been revised in response to the Staff’s comment to reflect that the excess capital contribution refund occurred on August 7, 2006. The summaries of the Albert City and Woodbury credit facilities in “Description of certain indebtedness” contain descriptions of the mechanism by which these refunds were made available to the Company under the terms of the loan agreements.
Business, page 73
26.	Disclosure on page 75 and elsewhere states that USBE is working with animal nutritionists to develop techniques to increase the quality and consistency of its distillers grains product and intends to market its premium

Securities and Exchange Commission
September 20, 2006

distillers grains under the brand name Solomon. Elaborate upon the current status of development of the Solomon products. For example, indicate whether development is in the planning stage, the degree to which it has progressed, and whether further engineering is necessary. Please also clarify whether development of the Solomon products will require significant investment. See Item 101(c)(1)(ii) of Regulation S-K.
Response: The disclosure on page 87 has been revised in response to the Staff’s comment.
27.	Disclosure on page 77 states that UBE Ingredients marketed in excess of 1.6 million tons of distillers grains on behalf of 11 third party ethanol producers in 2005. Please reconcile with disclosure on page 55 stating that for May 1 through December 31, you marketed 982,000 tons of distillers grains. Please also disclose the name of any customer and its relationship, if any, with USBE or its subsidiaries if revenues from the customer equal 10% or more of USBE’s consolidated revenues and the loss of the customer would have a material adverse effect on USBE and its subsidiaries taken as a whole. See Item 101(c)(1)(vii) of Regulation S-K.
Response: The Company has revised the Registration Statement in response to the Staff’s comment to include an updated distillers grains sales figure. During the six months ended June 30, 2006, the Company received 10% or more of its consolidated revenues from two of its customers. The Company has included disclosure in response to the Staff’s comment on page 96.
Amended and Restated 2005 Stock Incentive Plan, or 2005 Plan, page 100
28.	Disclosure on page 100 states that although no further grants will be made under USBE’s 2005 Plan as of the registration statement’s effectiveness, outstanding options and other awards will continue to vest and otherwise be governed by the plan’s terms. File the plan as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.
Response: The Company has revised the exhibit index to specifically reference the 2005 Plan, and the Company intends to file the 2005 Plan as an exhibit to a subsequent pre-effective amendment as soon as practicable.
Proposed 2006 Employee Stock Purchase Plan, page 100; Description of capital stock, page 128; Where you can find more information, page 147
29.	Delete language that descriptions in these sections are “qualified in [their] entirety” or are “qualified in all respects” by reference to information outside the prospectus, including applicable provisions of South Dakota law. Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the

Securities and Exchange Commission
September 20, 2006

prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document.
Response: The Company has revised the Registration Statement in response to the Staff’s comment.
Certain relationships and related party transactions, page 104
30.	Please disclose whether you believe that each of the related party transactions disclosed in this section is on terms no less favorable to USBE than USBE could obtain from an unaffiliated party.
Response: The Company has revised the Registration Statement in response to the Staff’s comment.
Business Combinations, pages 108-100
31.	For each of the related party business combination transactions, please explain how you determined the value of the consideration that the company gave to each of the related parties. In the case of stock or any non-cash consideration, please disclose the value of such consideration as well.
Response: The disclosure in the “Certain relationships and related party transactions” has been revised in response to the Staff’s comment.
Description of Indebtedness, page 113
32.	Disclosure on page 59 states that USBE is in discussions with lenders for:
•	Financing the expansion of its Platte Valley facility and the construction of its Val-E facility.

•	Senior secured credit facilities that would provide for debt financing of four additional ethanol plants.
Confirm that you will file any material financing agreements resulting from the discussions as exhibits to the registration statement if the agreements are entered into before the registration statement’s effectiveness.
Response: On August 22, 2006, the Company’s Platte Valley subsidiary entered into a Construction Loan Agreement with First National Bank of Omaha to finance the expansion of the Platte Valley facility. The Company has revised the exhibit index to specifically reference the Construction Loan Agreement, and the Company intends to file the Construction Loan Agreement as an exhibit to a subsequent pre-effective amendment as soon as practicable. In addition, the Company will file any material financing agreements resulting from its discussions with lenders regarding senior secured credit facilities that would provide debt financing for four additional ethanol plants as exhibits

Securities and Exchange Commission
September 20, 2006

to a subsequent pre-effective amendment if the agreements are entered into before the Registration Statement’s effectiveness.
Underwriting, page 142
33.	We note disclosure of lock-up agreements on page 135 and here. Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-ups’ expiration periods. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by those persons before the lock-ups’ expiration periods.
Response: The disclosure on page 154 has been revised in response to the Staff’s comment.
Financial Statements
US BioEnergy Corporation
Note 1. Nature of Business and Significant Accounting Policies
Cash and cash equivalents, page F-10
34.	Please tell us and disclose how the classification of the reverse purchase agreement assets as cash equivalents complies with paragraphs 7-10 of FAS 95.
Response: The reverse repurchase agreements have an original maturity of 31 days or less, have a stated interest rate, and the counter party is a significant financial institution. As such, the agreements are readily convertible to known amounts of cash, and are so near their maturity that they present insignificant risk of changes in value. The disclosure on page F-10 has been revised in response to the Staff’s comment.
Note 3. Business Combinations, page F-13
35.	With regards to your US Bio Woodbury and UBE acquisitions, tell us how you considered the disclosure requirements in paragraphs 51-57 of SFAS 141.
Response: Disclosures required by paragraph 51a through d were included in the first two paragraphs of Note 3 on page F-13. A condensed balance sheet (51e) is included on page F-8. There are no contingent payments, purchased research and development assets acquired, or purchase price allocations that have not been finalized (51f through h). Disclosures required by paragraph 52, where applicable, are disclosed in the first paragraph on page F-14. There are no residual values of intangible asset classes (52a(2)), intangible assets not subject to amortization (52b), or goodwill expected to be deductible

Securities and Exchange Commission
September 20, 2006

for tax purposes (52c(1)). Paragraph 53 is not applicable. The pro forma information required by paragraphs 54 and 55 is included on page F-14. Paragraphs 56 and 57 are not applicable.
Note 15. Subsequent Events (Unaudited), page F-23
36.	With regards to the $2.2 million fine for failing to make two required notifications under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, tell us how you determined that no accrual for this fine was necessary at each balance sheet date and how this determination complies with SFAS 5.
Response: The Company understands that it is the usual practice of the FTC to not assess penalties for first time offenders who inadvertently failed to observe the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Therefore, the Company has determined that a fine in the range of zero to approximately $2.2 million is reasonably possible, but not probable, under the criteria specified by SFAS 5. Because it is not probable that a loss has been incurred, no accrual was determined to be necessary as of each balance sheet date.
US BioEnergy Corporation — Interim Financial Statements as of March 31, 2006
Note 7. Sale of Minority Interest In Subsidiary, page F-35
37.	With regards to the sale of your membership interest in UBE Fuels, LLC, please address the following:
•	Tell us how you determined recognizing a deferred gain on the sale of your 50% interest and the related amortization of the gain is appropriate. Cite the authoritative guidance that supports your accounting treatment.

•	Clarify how you have considered the initial recognition and measurement provisions and disclosure requirements of FIN 45 with regards to your agreement to indemnify UBE Fuels for certain claims relating to UBE Fuels’ business prior to CHS becoming a member.

•	Tell us and disclose how much debt UBE Fuels has outstanding at each balance sheet date and how much the Company is obligated for or has guaranteed.
Response: At the time of the sale of the 50% interest of UBE Fuels, LLC to CHS, the Company received a note receivable from CHS, which was converted to cash on April 28, 2006. The recognition of the gain on the sale was deferred due to the (1) continuing involvement by the Company in the UBE Fuels business, including a note receivable from UBE Fuels, LLC, (2) the fact that repayment of UBE Fuels, LLC debt is dependent on its future successful operations, and (3) the continued guarantees by the Company of the debt of UBE Fuels and the indemnification discussed in the next paragraph. SAB No.

Securities and Exchange Commission
September 20, 2006

81 was considered as guidance supporting this accounting treatment. The Company does not intend to amortize the gain but, rather, intends to recognize the gain when it determines that the criteria in SAB No. 81 for gain recognition have been met. The Company refers you to the related disclosure in Note 7 to the financial statements on page F-37.
Paragraph 6f of FIN 45 exempts the application of FIN 45 to the indemnification of certain claims relating to UBE Fuels’ business prior to CHS becoming a member, since the indemnification was one of the factors that prevents the Company from recognizing the profit from the sale transaction in earnings.
As of June 30, 2006, UBE Fuels had $11.9 million of total outstanding debt. Of this amount, $9.5 million is directly held by the Company, and an additional $2.4 million is guaranteed by the Company. The disclosure on page F-38 has been revised in response to the Staff’s comment.
United Bio Energy, LLC
Note 1. Nature of Business and Significant Accounting Policies
Revenue Recognition, page F-45
38.	Tell us the nature of the quarterly incentive program with third parties and clarify your revenue recognition policy for the quarterly payments. In this regard, your critical accounting policy disclosure on page 62 and policy note on page F-10 on page F-73 state that quarterly payments are deferred and recognized at year end, however, your policy note on page F-45 states that quarterly payments are recognized as income each quarter and adjusted at year end. Further tell us how your revenue recognition policy complies with SAB 101.
Response: The quarterly incentive program provides for a bonus management fee, based upon a formula, to be paid to the Company if specific income targets are met by the third-party facilities being managed. The critical accounting policy on pages 70-71 and policy note on page F-10 describes the Company’s policy for recognizing such payments. The policy note on page F-49 describes United Bio Energy’s policy for recognizing such payments, prior to the May 1, 2005 acquisition of United Bio Energy by the Company.
EITF Topic No. D-96 provides accounting guidance for management fees based on a formula. The Company has applied Method 1 of this guidance, which is the preferable accounting policy. This guidance specifically indicates that Method 1 is more consistent with the analysis presented in Question 8 of SAB 101. United Bio Energy, prior to its May 1, 2005 acquisition by the Company, had applied Method 2 of this guidance, which is also considered acceptable.

Securities and Exchange Commission
September 20, 2006

The amount of these incentive payments recognized by us for the period beginning May 1, 2005 and ending December 31, 2005 was $880,000. The amount of these incentive payments recognized by United Bio Energy for the period beginning January 1, 2005 and ending April 30, 2005 was $96,000 and for 2004 was $75,000. Incentive revenue has increased due to an increase in the number of plants that the Company manages and also because the plants are generating more income as a result of the favorable spread between the average selling price of ethanol and corn costs. The Company has revised the disclosure on page 63 to include this information.
Recent Sales of Unregistered Securities, page II-3
39.	For the options issued to purchase 6.5 million shares of common stock issued on November 17, 2005, state the options’ exercise price and term. See Item 701(e) of Regulation S-K.
Response: The disclosure on page II-4 has been revised in response to the Staff’s comment.
40.	For the options awarded to purchase 1,707,000 shares of common stock since October 2004, state the options’ term. See Item 701(e) of Regulation S-K.
Response: The disclosure on page II-5 has been revised in response to the Staff’s comment.
Exhibits
41.	We note that you intend to file by amendment numerous exhibits, including the underwriting agreement and legal opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.
Response: The Company will undertake to file all exhibits as soon as practicable. The Company acknowledges that the Staff will require sufficient time to review the exhibits once filed.
42.	Your prospectus discusses many agreements that are not filed as exhibits to the registration statement that seem as if they may be material and should be filed under Item 601(b)(10) of Regulation S-K. Please tell us your reasons for not filing the following as exhibits, or file them with your next amendment:
•	Platte Valley senior secured credit facility.

•	Albert City senior secured credit facility, USBE’s continuing guaranty agreement, Albert City’s assignment of design-build agreement, and Albert City’s loan agreement with the Iowa Department of Economic Development.

Securities and Exchange Commission
September 20, 2006

•	Woodbury senior secured credit facility, USBE’s continuing guaranty agreement, and Woodbury’s assignment of design-build agreement.

•	Platte Valley Fuel Ethanol’s redevelopment contract with the Community Redevelopment Authority of the City of Central City, Nebraska.

•	The asset-based loan agreement of UBE Fuels and UBE Ingredients with LaSalle Business Credit, LLC and UBE Services’ continuing unconditional guaranty agreement.

•	The lease agreement for 800 rail cars to distribute ethanol by rail to refining and marketing companies across the United States on page 78.

•	The energy agreements for the purchase of electricity and the transportation of natural gas on pages 81, 82, 83, and 84.

•	The exclusive corn supply agreement on page 82.

•	The lease agreements for office space in Wichita, Kansas and storage capacity at fuel terminals located throughout the Midwest on page 83.

•	The employment agreement with Mr. Roskam described on page 102.

•	The consulting agreement with Mr. Vander Griend described on page 103.

•	Services, aircraft lease and financial advisory services agreements with Capitaline Advisors, LLC described on page 104.

•	Design-build and other agreements with Fagan described on page 105.

•	Subscription and lease agreements with CHS described on page 106.

•	Management, operating and ethanol marketing agreements with UBE Fuels described on page 109.

•	Leased employee agreement described on page 110.
     See Item 601(b)(10) of Regulation S-K. We may have additional comments upon review of your response.
Response:The Company has responded to the Staff’s comment as follows:
•	Platte Valley senior secured credit facility.

Securities and Exchange Commission
September 20, 2006

The Company has revised the exhibit index to specifically reference this agreement, and the Company intends to file the agreement as an exhibit to a subsequent pre-effective amendment as soon as practicable.
•	Albert City senior secured credit facility, USBE’s continuing guaranty agreement, Albert City’s assignment of design-build agreement, and Albert City’s loan agreement with the Iowa Department of Economic Development.
With the exception of the assignment of design-build agreement and the loan agreement with the Iowa Department of Economic Development, the Company has revised the exhibit index to specifically reference these agreements, and the Company intends to file the agreements as exhibits to a subsequent pre-effective amendment as soon as practicable. In accordance with Section 601(b)(10) of Regulation S-K, the Company does not intend to file the assignment of design-build agreement because the agreement merely implements a provision of the master loan agreement, and therefore, the Company believes that it is not material. Also, in accordance with Section 601(b)(10) of Regulation S-K, the Company does not intend to file the loan agreement with the Iowa Department of Economic Development because the Company believes that this agreement is not material.
•	Woodbury senior secured credit facility, USBE’s continuing guaranty agreement, and Woodbury’s assignment of design-build agreement.
With the exception of the assignment of design-build agreement, the Company has revised the exhibit index to specifically reference these agreements, and the Company intends to file the agreements as exhibits to a subsequent pre-effective amendment as soon as practicable. In accordance with Section 601(b)(10) of Regulation S-K, the Company does not intend to file the assignment of design-build agreement because the agreement merely implements a provision of the master loan agreement, and therefore, the Company believes that it is not material.
•	Platte Valley Fuel Ethanol’s redevelopment contract with the Community Redevelopment Authority of the City of Central City, Nebraska.
The Company has revised the exhibit index to specifically reference this agreement, and the Company intends to file the agreement as an exhibit to a subsequent pre-effective amendment as soon as practicable.
•	The asset-based loan agreement of UBE Fuels and UBE Ingredients with LaSalle Business Credit, LLC and UBE Services’ continuing unconditional guaranty agreement.

Securities and Exchange Commission
September 20, 2006

In accordance with Section 601(b)(10) of Regulation S-K, the Company does not intend to file these agreements because the agreements were terminated in August 2006, and therefore, the Company believes that they are not material.
•	The lease agreement for 800 rail cars to distribute ethanol by rail to refining and marketing companies across the United States on page 78; the energy agreements for the purchase of electricity and the transportation of natural gas on pages 81, 82, 83, and 84; the exclusive corn supply agreement on page 82; the lease agreements for office space in Wichita, Kansas and storage capacity at fuel terminals located throughout the Midwest on page 83.
In accordance with Section 601(b)(10) of Regulation S-K, the Company does not intend to file these agreements. These agreements are types of contracts such as ordinarily accompany the business of the Company as a producer of ethanol. The Company does not believe that its business is substantially dependent on any of these agreements. In addition, the Company does not believe that any of these lease agreements are otherwise material.
•	The employment agreement with Mr. Roskam described on page 102.
The Company has revised the exhibit index to specifically reference this agreement, and the Company intends to file the agreement as an exhibit to a subsequent pre-effective amendment as soon as practicable.
•	The consulting agreement with Mr. Vander Griend described on page 103.
The Company has revised the exhibit index to specifically reference this agreement, and the Company intends to file the agreement as an exhibit to a subsequent pre-effective amendment as soon as practicable.
•	Services, aircraft lease and financial advisory services agreements with Capitaline Advisors, LLC described on page 104.
With the exception of the financial advisory services agreement, the Company has revised the exhibit index to specifically reference these agreements, and the Company intends to file the agreements as exhibits to a subsequent pre-effective amendment as soon as practicable. In accordance with Section 601(b)(10) of Regulation S-K, the Company does not intend to file the financial advisory services agreement because, as disclosed in the Registration Statement, the agreement was terminated on May 23, 2006, and therefore, the Company believes that it is not material.

Securities and Exchange Commission
September 20, 2006

•	Design-build and other agreements with Fagan described on page 105.
With the exception of the master design-build agreement dated January 31, 2005, the Company has revised the exhibit index to specifically reference these agreements, and the Company intends to file the agreements as exhibits to a subsequent pre-effective amendment as soon as practicable. In accordance with Section 601(b)(10) of Regulation S-K, the Company does not intend to file the master design-build agreement dated January 31, 2005 because, as disclosed in the Registration Statement, it was superseded by the master design-build agreements entered into in August 2006, and therefore, the Company believes that it is not material.
•	Subscription and lease agreements with CHS described on page 106.
The Company has revised the exhibit index to specifically reference these agreements, and the Company intends to file the agreements as exhibits to a subsequent pre-effective amendment as soon as practicable.
•	Management, operating and ethanol marketing agreements with UBE Fuels described on page 109.
The Company has revised the exhibit index to specifically reference these agreements, and the Company intends to file the agreements as exhibits to a subsequent pre-effective amendment as soon as practicable.
•	Leased employee agreement described on page 110.
The Company has revised the exhibit index to specifically reference this agreement, and the Company intends to file the agreement as an exhibit to a subsequent pre-effective amendment as soon as practicable.
* * *

Securities and Exchange Commission
September 20, 2006

     After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0816) or Richard C. Witzel, Jr. (312-407-0784) with any questions or further comments you may have.

Very truly yours,

/s/ BRIAN W. DUWE

Brian W. Duwe
Attachments

cc:	Melissa N. Rocha
     (Securities and Exchange Commission)
Alfred P. Pavot, Jr.
     (Securities and Exchange Commission)
Pamela A. Long
     (Securities and Exchange Commission)
Greg S. Schlicht
     (US BioEnergy Corporation)
Paul L. Choi
(Sidley Austin LLP)